===========================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               Form 11-K

        (Mark One)

        [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT of 1934

                   For the fiscal year ended December 31, 2001

                                      or

        [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT F 1934
                   For the transition period from         to

                        Commission file number 33-42696


                      Coastal Aruba Refining Company N.V.
                                Thrift Plan
                         (Full title of the plan)

                         El Paso Corporation
                          El Paso Building
                        1001 Louisiana Street
                         Houston, Texas 77002
       (Name of issuer of the securities held pursuant to the plan and address of its prinipal executive office)

===========================================================================

           COASTAL ARUBA REFINING COMPANY N.V.
                       THRIFT PLAN
                      ____________

      FINANCIAL STATEMENTS AND FINANCIAL SCHEDULES
         WITH REPORT OF INDEPENDENT ACCOUNTANTS

                          INDEX



                                                            Page
                                                            ----
Report of Independent Accountants -
  PricewaterhouseCoopers LLP..............................    2

Independent Auditors' Report-Deloitte & Touche LLP........    3

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
     as of December 31, 2001 and 2000.....................    4

  Statements of Changes in Net Assets Available for Plan
     Benefits for the years ended December 31, 2001,
     2000 and 1999........................................    5

  Notes to Financial Statements...........................    6

Financial Schedules:

  Schedule I - Schedule of Assets Held for Investment
    Purposes as of December 31, 2001......................   12

  Schedule II - Allocation of Plan Assets and
    Liabilities to Investment Programs as of
    December 31, 2001 and 2000............................   13

  Schedule III - Allocation of Plan Income and Changes
    in Plan Equity to Investment Programs for the years
    ended December 31, 2001, 2000 and 1999................   14

Exhibits:

  Consent Of Independent Accountants -
     PricewaterhouseCoopers LLP...........................   16

  Independent Auditors' Consent-Deloitte & Touche LLP.....   17

                Report of Independent Accountants




To the Administrator of
Coastal Aruba Refining Company N.V. Thrift Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and schedules are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements and schedules based on our audit. We conducted our audit of these statements and schedules in accordance with auditing standards generally accepted in the United States of
America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 22, 2002

                 INDEPENDENT AUDITORS' REPORT


We have audited the statement of net assets available for Plan benefits of Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") as of December 31, 2000, and the related statements of changes in net assets available for Plan benefits for the two years in the period ended December 31, 2000. Our audits also included the financial statement schedules on pages 12 through 15. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2000 and the changes in net assets available for Plan benefits for the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/S/ Deloitte & Touche LLP
Houston, Texas
March 28, 2001

              COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                        December 31,
                                                   ----------------------
                                                      2001        2000
 ASSETS                                             ---------  ----------

   Investments, at market
     Securities of El Paso Corporation Common Stock
     (cost: 2001- $3,524,316; 2000-$3,441,396)     $7,732,923 $12,330,458
     Other                                            207,851     205,591
                                                   ---------- -----------
         Total Investments                          7,940,774  12,536,049

   Receivables
     Dividends                                         25,785       6,051
     Contributions                                    210,397       8,725
                                                   ---------- -----------
         Total Receivables                            236,182      14,776
                                                   ---------- -----------
        TOTAL ASSETS                                8,176,956  12,550,825


 LIABILITIES

   Payable to employer                                  -          95,687
   Other                                                -           1,240
                                                   ---------- -----------
         TOTAL LIABILITIES                              -          96,927
                                                   ---------- -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS            $8,176,956 $12,453,898
                                                   ========== ===========

The accompanying notes are an integral part of these financial statements.

            COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                              for the years ended December 31,
                                              --------------------------------
                                                 2001       2000       1999
                                              ---------- ---------- ----------
  Net (depreciation)/appreciation in
    fair value of investments              $(4,680,455) $7,101,280  $     333
  Investment income
      Dividends, net of withholding tax        102,654      23,525     21,169
      Interest                                   9,446       9,573      8,169
                                              ---------- ---------- ----------
  Net investment (loss)/income              (4,568,355)  7,134,378     29,671

  Contributions
      Employer                                 595,848     514,301    434,406
      Participants                             724,938     601,717    533,265
                                              ---------- ---------- ----------
  Total contributions                        1,320,786   1,116,018    967,671
                                              ---------- ---------- ----------
  Net (reduction)/addition                  (3,247,569)  8,250,396    997,342

   Less: Benefits paid to participants       1,029,373     480,921    438,009
                                              ---------- ---------- ----------
  Net (decrease)/increase in net assets
     available for Plan benefits            (4,276,942)  7,769,475    559,333

   Beginning of period                      12,453,898   4,684,423  4,125,090
                                             ---------- ---------- ----------
   End of period                           $ 8,176,956 $12,453,898 $4,684,423
                                             ========== ========== ==========

             COASTAL ARUBA REFINING COMPANY N.V.
                         THRIFT PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN
   -------------------

   The following description of the Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") provides general information about the Plan's provisions in effect for the year ended December 31, 2001. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

   General
   -------
   On January 29, 2001, Coastal Aruba Refining Company N.V. (the "Company") became an indirect, wholly owned subsidiary of El Paso Corporation ("El Paso") through the merger of a wholly owned El Paso subsidiary with The Coastal Corporation ("Coastal"). In the merger, each share of Coastal common stock and Class A common stock was converted on a tax-free basis into 1.23 shares of El Paso common stock. The shares of Coastal stock previously held in this Plan were exchanged for El Paso stock on the merger date.

   The   Plan   is   an  employee  retirement  savings   plan,
   registered under the Securities Act of 1933, as amended, covering eligible employees of the Company. The Management
   Board  of  the  Coastal  Aruba  Thrift   Foundation   (the
   "Foundation") administers the Plan.

   Contributions
   -------------
   Upon enrollment, a participant may elect to contribute to the Plan, by means of regular payroll deductions, from two percent to eight percent, in increments of one percent, of the participant's basic compensation. Basic compensation means fixed salaries or wages per hour, excluding
   compensation   for  bonuses,  overtime,   commissions   and
   incentive compensation.

   The Company makes matching contributions at an amount equal to the employee's contributions up to a maximum of two percent of the employee's basic compensation during the first and second year of active participation in the Plan. Thereafter, the matching contributions are increased to not more than four percent during the third and fourth years of active participation, six percent during the fifth and sixth years of active participation and eight percent after six years of active participation in the Plan.

   Participant Accounts
   --------------------
   Each participant's account is credited with the participant's contributions, the Company's matching contribution, and the participant's share of net earnings or losses of his or her respective investment funds elected under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participant's account balances in that fund.

             COASTAL ARUBA REFINING COMPANY N.V.
                         THRIFT PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)


1. DESCRIPTION OF PLAN (Continued)

   Vesting
   -------
   A participant's interest in the balance credited to his or her account is fully vested at all times.

   Investment Options
   ------------------
   The Plan maintains three investment funds in which current employee contributions are invested:

       1) Stock Fund - invested in common stock of El Paso Corporation (NYSE:EP). Prior to the merger date, these funds were invested in The Coastal Corporation (NYSE: CGP). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Stock Fund may instruct the trustee regarding the voting of the common stock allocated to the participant's account. Cash dividends thereon are reinvested in El Paso common stock. Prior to November 1, 2001, employer-matched
   contributions   were invested   in  the  Stock  Fund only.
   Effective November 1, 2001, the Plan was amended to  allow
   participants    to    direct    their    employer-matched
   contributions among all investment   options.  JP  Morgan
   Chase is the custodian of the Stock Fund. Contributions attributable to the Stock Fund are temporarily held in an interest-bearing account at JP Morgan Chase pending investment in the Stock Fund.

       2) Interest Income Fund - an unsegregated fund invested in interest-bearing investments such as bonds, notes, debentures, savings accounts, savings certificates, commercial paper, deposit accounts maintained by one or more legal reserve life insurance companies that provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash.

       3) Diversified Fund - an unsegregated fund invested in capital stocks of issuers (other than El Paso common stock), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in commercial paper, certificates of deposit or savings accounts.

   The contributions attributable to the Interest Income Fund and the Diversified Fund are temporarily held in a foreign currency, Aruban Florin, in interest-bearing accounts at the Caribbean Mercantile Bank N.V., which are translated into U.S. dollars using the conversion rate at December 31, 2001 and 2000. See Schedule I - Schedule of Assets Held for Investment Purposes. Contributions will remain in the interest-bearing accounts pending a determination by the investment manager that sufficient funds have accumulated to warrant one of the investments described above for each fund.


1. DESCRIPTION OF PLAN (Continued)
   -------------------

   The following numbers of participants were invested in the various funds at December 31, 2001:
                                             Number of
             Fund                           Participants
             ----                           ------------
                                           2001      2000
                                           ----      ----

    Stock Fund                             430        400
    Interest Income Fund                    34         44
    Diversified Fund                        29         38

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

  Accounting Basis
  ----------------

  The financial statements of the Plan are prepared on the accrual basis of accounting.

  Use of Estimates
  ----------------

  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

  Marketable Securities
  ---------------------

  Securities valuations are based on the last recorded sales price at December 31, 2001 and 2000, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the ask price if sold over the counter. Realized gains and losses reported herein on the sale or withdrawal of securities are based on the difference between market values of the securities sold and/or issued at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

  Taxes
  -----
  The Plan is not a qualified plan for purposes of the laws of the United States pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

  The Plan was reviewed in 1991 by the Centrale Bank van Aruba, which concluded that the Plan was not subject to the prudential supervision of the Centrale Bank because it is designed in accordance with United States customs and does not conform to the requirements for a savings plan in Aruba. No subsequent reviews have been conducted to assert otherwise.

             COASTAL ARUBA REFINING COMPANY N.V.
                         THRIFT PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
   ------------------------------------------

  Under present United States tax laws, the purchase and sale of El Paso common stock by the Foundation is not subject to income or withholding tax. However, dividends paid on the common stock are subject to a 30 percent withholding tax.

  Expenses
  --------
  Generally, reasonable expenses of administering the Plan are paid by the Company, although it is not obligated to do so. All taxes that may be levied or assessed under future laws upon the assets or the income of the Plan will be paid by the Plan.

  Change In Recordkeeper
  ----------------------
  Prior to the merger with El Paso, administrative recordkeeping of the Plan was performed in-house by Coastal. Effective July 1, 2001, El Paso out-sourced the administrative recordkeeping function of the Plan to Hewitt Associates.

3. NET (DEPRECIATION) / APPRECIATION IN THE STOCK FUND
   ---------------------------------------------------

  During  2001, 2000 and 1999, the fair value of investments
  (including investments bought and sold, as well as held during the year) (depreciated)/appreciated as follows:

                                             Stock Fund
                                             ----------
    Balance at December 31, 1998             $ 1,787,449
      Appreciation during 1999                       333
                                             -----------
    Balance at December 31, 1999               1,787,782
     Appreciation during 2000                  7,101,280
                                             -----------
    Balance at December 31, 2000               8,889,062
     Depreciation during 2001                 (4,679,003)
                                             -----------
    Balance at December 31, 2001             $ 4,210,059

                                             ===========
4. PLAN TERMINATION
   ----------------

  Although the Company has not expressed any intent to do so, it reserves the right to discontinue contributions at any time and to terminate the Plan. Upon termination, Plan assets would be distributed to the participants, as directed by the Management Board of the Foundation upon the Company's recommendation, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

             COASTAL ARUBA REFINING COMPANY N.V.
                         THRIFT PLAN

                        ____________

                NOTES TO FINANCIAL STATEMENTS
                        (Continued)

5. FINAL DISTRIBUTIONS AND BENEFITS PAID
   -------------------------------------

  Final distributions and participant withdrawals that have been processed and approved, but not paid by the Plan, are not considered Plan obligations until paid under generally accepted accounting principles and therefore, are not presented as liabilities or benefits paid in the accompanying financial statements. Final distributions and participant withdrawals that were processed and approved, but not paid, amounted to $32,889 and $222,387 as of December 31, 2001 and 2000.

6. AMENDMENTS
   ----------

  The Management Board of the Foundation, upon the Company's recommendation, may amend the Plan at any time.

  Each participant who is an active employee on or after July 1, 2001, is fully vested in his or her entire account balance in the Plan.

  Effective November 1, 2001, all employer matched contributions and employee unmatched contributions may be allocated among all investment options as directed by the participant's written election. Also, effective November 1, 2001, participants shall have the right once each calendar quarter to file a written notice directing the transfer of funds among all investment options in which the participants' account is invested.

                     FINANCIAL SCHEDULES

           COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
   SCHEDULE I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     as of December 31, 2001

                                             Number of
                                              shares
                                             (units) or
                                             principal
Identity of issuer, borrower, or             amount of
similar party, and                           bonds and               Current
description of investment                      notes       Cost       value
---------------------------------------    -----------  ----------  ----------

STOCK FUND
  El Paso Corporation common stock           173,345   $3,524,316  $7,732,923
  Short-term securities
    JP Morgan Chase Securities of Texas
       Money Market Fund                         152         152         152
                                                       ----------  ----------
          Total investments - Stock Fund                3,524,468   7,733,075
                                                       ----------  ----------
INTEREST INCOME FUND
  Short-term securities
    Caribbean Mercantile Bank N.V.            116,375     116,375     116,375
                                                       -----------  ----------
      Total deposits - Interest Income Fund               116,375     116,375
                                                       -----------  ----------
DIVERSIFIED FUND
  Short-term securities
    Caribbean Mercantile Bank N.V.             91,324      91,324      91,324
                                                       -----------  ----------
       Total deposits - Diversified Fund                   91,324      91,324
                                                       -----------  ----------
      Total Assets Held For Investment Purposes        $3,732,167  $7,940,774
                                                       ===========  ==========

              COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
               SCHEDULE II - ALLOCATION OF PLAN ASSETS
                  AND LIABILITIES TO INVESTMENT PROGRAMS


                                                 as of December 31, 2001
                                       ----------------------------------------------
                                                     El Paso   Interest
                                                     Common     Income    Diversified
                                       Total Plan  Stock Fund    Fund         Fund
                                       ----------  ----------  --------  ------------
 Investments, at market
    Securities of El Paso Common Stock
          (Cost $3,524,316)            $7,732,923  $7,732,923  $    -     $    -
    Other                                 207,851         152    116,375      91,324
                                       ----------  ----------  ---------  -----------
                                        7,940,774   7,733,075    116,375      91,324

 Receivables
    Dividends                              25,785      25,785       -          -
    Contributions                         210,397     187,391     13,513       9,493
                                        ---------   ---------   --------   ----------
                                          236,182     213,176     13,513       9,493
                                        ---------   ---------   --------   ----------
    Net assets availiable for plan
      benefits                         $8,176,956  $7,946,251  $ 129,888  $  100,817
                                        =========   =========   =========  ==========


                                                   as of December 31, 2000
                                      -----------------------------------------------
                                                    Coastal    Interest
                                                     Common     Income    Diversified
                                       Total Plan  Stock Fund    Fund         Fund
                                       ----------  ----------  --------  ------------

 Investments, at market
    Securities of Coastal Common Stock
          (Cost $3,441,396)            $12,330,458 $12,330,458 $    -     $    -
    Other                                  205,591          86    113,203      92,302
                                       ----------- ----------- ---------- ------------
                                        12,536,049  12,330,544    113,203      92,302

 Receivables
    Dividends                                6,051       6,051       -          -
    Contributions                            8,725       -          4,072       4,653
                                        ---------- ----------- ----------- -----------
                                            14,776       6,051      4,072       4,653

 Liabilities
    Payables to employer                    95,687      95,687       -          -
    Other                                    1,240       1,240       -          -
                                         ---------- ----------- ----------- ----------
                                            96,927      96,927       -          -
                                         ---------- ----------- ----------- ----------
    Net assets availiable for plan
      benefits                         $12,453,898 $12,239,668  $ 117,275   $  96,955


             COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
              SCHEDULE III - ALLOCATION OF PLAN INCOME AND
              CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS


                                              for the year ended December 31, 2001
                                       ----------------------------------------------
                                                     El Paso   Interest
                                                     Common     Income    Diversified
                                       Total Plan  Stock Fund    Fund         Fund
                                       ----------  ----------  --------  ------------


 Investments income
       Dividends                     $  102,654  $  102,654  $    -     $    -
       Interest                           9,446          66      5,240       4,140
                                      ---------   ---------   ---------  -----------
            Total investment income     112,100     102,720      5,240       4,140

 (Depreciation)/appreciation of
     investments                     (4,680,455) (4,679,003)     2,036      (3,488)

 Contributions
       Employer                         595,848     595,848       -          -
       Employee                         724,938     683,558     23,509      17,871
                                      ---------  ----------   ---------  -----------
            Total contributions       1,320,786   1,279,406     23,509      17,871

    Less: Benefits paid to
       participants                   1,029,373     996,540     18,172      14,661

 Net (decrease)/increase in net assets
    available for plan benefits      (4,276,942) (4,293,417)    12,613       3,862
                                      ---------   ---------    --------  -----------

       Beginning of period           12,453,898  12,239,668    117,275      96,955
                                     ----------  ----------    --------  -----------
       End of period                 $8,176,956  $7,946,251  $ 129,888   $ 100,817
                                     ==========  ==========   =========  ===========


                                          for the year ended December 31, 2000
                                       ----------------------------------------------
                                                    Coastal    Interest
                                                     Common     Income    Diversified
                                       Total Plan  Stock Fund    Fund         Fund
                                       ----------  ----------  --------  ------------
 Investments income
       Dividends                     $   23,525  $   23,525  $    -      $    -
       Interest                           9,573         427      5,007       4,139
                                      ----------  ----------  ---------  ------------
            Total Investment Income      33,098      23,952      5,007       4,139

 Appreciation of investments
       Coastal common stock           7,101,280   7,101,280       -          -

 Contributions
       Employer                         514,301     514,301       -          -
       Employee                         601,717     565,114     21,581      15,022
                                      ---------   ---------   ----------  -----------
            Total contributions       1,116,018   1,079,415     21,581      15,022

    Less: Benefits paid to
          participants                  480,921     472,292      7,556       1,073

 Net increase in net assets
   available for plan benefits        7,769,475   7,732,355     19,032      18,088
                                      ----------  ---------   ----------  -----------
       Beginning of period            4,684,423   4,507,313     98,243      78,867
                                      ----------  ----------  ----------  -----------
       End of period                $12,453,898 $12,239,668  $ 117,275   $  96,955
                                     ===========  ==========  ==========   ===========

                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                SCHEDULE III - ALLOCATION OF PLAN INCOME AND
               CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                (continued)


                                              for the year ended December 31, 1999
                                       ----------------------------------------------
                                                    Coastal    Interest
                                                     Common     Income    Diversified
                                       Total Plan  Stock Fund    Fund         Fund
                                       ----------  ----------  --------  ------------


 Investments income
       Dividends                       $   21,169  $  21,169   $    -     $    -
       Interest                             8,169        160      4,398       3,611
                                        ----------  ---------   ---------  ---------
            Total Investment Income        29,338      21,329     4,398       3,611

 Appreciation of investments
       Coastal common stock                   333         333       -          -

 Contributions
       Employer                           434,406     434,406       -          -
       Employee                           533,265     497,117     20,536      15,612
                                        ----------  ----------   ---------  ---------
            Total contributions           967,671     931,523     20,536      15,612

    Less: Benefits paid to participants   438,009     412,130     12,098      13,781

 Net increase in assets
    available for plan benefits           559,333     541,055     12,836       5,442
                                         ---------  ----------   ---------  ---------
       Beginning of period              4,125,090   3,966,258     85,407      73,425
                                        ----------  ----------   ---------  ---------
       End of period                   $4,684,423  $4,507,313   $ 98,243    $ 78,867
                                        ==========  ==========   =========   ========

                               SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Board of the Coastal Aruba Thrift Foundation, as Administator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                MANAGEMENT BOARD OF THE COASTAL ARUBA
                                THRIFT FOUNDATION, AS ADMINISTRATOR
                                OF COASTAL ARUBA REFINING COMPANY N.V.
                                THRIFT PLAN


                                By:  /s/ Joel Richards III
                                   ________________________________
                                         Joel Richards III
                                         Member of Management Board

Dated:  March 28, 2002


                        Exhibit Index
                        -------------

Exhibit No.     Description
-----------     -----------

23.1            Consent of PricewaterhouseCoopers LLP

23.2            Consent of Deloitte & Touche LLP